

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2016

Mr. Tom Levescy
Chief Accounting Officer and Controller
Enable Midstream Partners, .LP
One Leadership Square
211 North Robinson Avenue
Suite 150
Oklahoma City, Oklahoma 73102

> **Re: Enable Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 001-36413**

Dear Mr. Levescy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Gerald M. Spedale, Esq.
Baker Botts LLP